[Company Letterhead]




April  30,  1997




To  Our  Stockholders:

          On April 15, 1997, ResMed's Board of Directors adopted a stockholder Rights Plan that is intended to protect your interests in the event you and ResMed are confronted with coercive takeover tactics.

          The Plan provides for a dividend distribution of Rights to purchase shares of a newly created series of ResMed Preferred Stock. Under certain circumstances, the Rights could become exercisable to purchase ResMed Common Stock, or securities of an acquiring entity, at one-half market value. The Rights may be exercised only if certain events occur. You are now the owner of one Right for each share of ResMed Common Stock you own. The Plan has been adopted in order to strengthen the ability of the Board to protect your interests.

          We are attaching a summary description that outlines the principal features of the Plan, and we urge you to read the summary carefully. This letter reviews our reasons for issuing the Rights.

          NO ACTION BY STOCKHOLDERS IS REQUIRED OR PERMITTED AT THIS TIME, AND NO MONEY SHOULD BE SENT TO RESMED. THE RIGHTS WILL AUTOMATICALLY ATTACH TO THE SHARES OF COMMON STOCK YOU HOLD AND WILL TRADE WITH THEM. SEPARATE RIGHTS CERTIFICATES WILL BE SENT TO STOCKHOLDERS ONLY IF A PERSON OR GROUP ACQUIRES 15% OR MORE OF RESMED'S OUTSTANDING COMMON STOCK OR MAKES A TENDER OFFER FOR 15% OR MORE OF THE COMMON STOCK. RESMED COMMON STOCK CERTIFICATES ISSUED AFTER APRIL 30, 1997 WILL CONTAIN A REFERENCE TO THE RIGHTS PLAN, BUT THERE IS NO NEED TO SEND IN YOUR CERTIFICATES TO HAVE THIS REFERENCE ADDED.

          The Rights are not being distributed in response to any specific effort to acquire control of the Company. The Rights are designed to protect stockholders in the event of an unsolicited attempt to acquire the Company, including through an accumulation of Common Stock in the open market, a partial, two-tier or inadequate tender offer that does not treat all stockholders equally and other abusive takeover tactics which the Board of Directors believes are not in the best interests of stockholders. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their Common Stock. We consider these Rights to be a valuable means of protecting both your right to retain your equity investment in ResMed and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

          The Rights are not intended to prevent a takeover of ResMed and will not do so. They are designed to deal with the possibility of unilateral actions by hostile acquirors that could deprive the Board of Directors and stockholders of ResMed of their ability to determine ResMed's destiny and obtain the highest price for their Common Stock.

          Adoption of the Plan should not by itself affect any prospective acquiror who is willing to make an all-cash offer at a full and fair price or who is willing to negotiate with the Company's Board of Directors. The Plan certainly will not interfere with a merger or other business combination transaction approved by the Board of Directors.

          The issuance of the Rights has no dilutive effect, will not affect reported earnings per share and is not taxable to the Company or to you. Stockholders may, under certain circumstances, recognize taxable income if the Rights become exercisable.

          Our overriding objective is to continue building value for ResMed's stockholders, and we feel that the Plan will assist in that effort.


                              Sincerely,



                              /S/  Dr.  PETER  FARRELL
                              Dr.  Peter  C.  Farrell
                              President  and  Chief  Executive  Officer

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
     SUMMARY  OF  RIGHTS  TO  PURCHASE
     PREFERRED  SHARES

          On April 15, 1997, the Board of Directors of ResMed Corporation (the "Company") declared a dividend of one Right for each share of common stock, $.004 par value (the "Common Shares"), of the Company outstanding at the close of business on April 30, 1997 (the "Record Date"). As long as the Rights are attached to the Common Shares, the Company will issue one Right (subject to adjustment) with each new Common Share so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Shares") at a price of $80.00 per one one-hundredth of a Preferred Share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of April 23, 1997, as the same may be amended from time to time (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

          Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares or (ii) ten (10) days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial owner-ship by a person or group of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the "Distribution Date," whether or not either such date occurs prior to the Record Date), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate together with a copy of this Summary of Rights.

          The Rights Agreement provides that the Board of Directors, with the concurrence of a majority of the Continuing Directors (as defined below), may postpone the Distribution Date and that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the close of business on the Record Date upon transfer or new issuance of the Common Shares will contain a
notation  incorporating  the  Rights  Agreement  by  reference.    Until  the
Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, with or without a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on April 30, 2007, subject to the Company's right to extend such date (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company or terminated.

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

          Each Preferred Share purchasable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Share's dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

          The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

          In the event that a Person becomes an Acquiring Person (except pursuant to certain cash offers for all outstanding Common Shares approved by the Board) or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the 15% stockholder (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of the Right. With certain exceptions, in the event that the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

          At any time after a Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors may cause the Company to acquire the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, in exchange for that number of Common Shares having an aggregate value equal to the Spread (the excess of the value of the Common Shares issuable upon exercise of a Right after a Person becomes an Acquiring Person over the Purchase Price) per Right (subject to adjustment).

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

          No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

          The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by the Board of Directors at any time prior to the close of business on the tenth day following the first date of public announcement that a Person has become an Acquiring Person. The Board of Directors, with the concurrence of a majority of the Continuing Directors (as defined below), may extend the period during which the Rights are redeemable beyond the ten (10) days following the public announcement that a Person has become an Acquiring Person. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make an announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the time that any Person becomes an Acquiring Person, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors. Continuing Directors do not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

           Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the Company and the Rights Agent may amend or supplement the Rights Agreement without the approval of any holders of Right Certificates to cure any ambiguity, to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions therein, to shorten or lengthen any time period under the Rights Agreement (so long as, under certain circumstances, a majority of Continuing Directors approve such shortening or lengthening) or so long as the interests of the holders of Right Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person) are not adversely affected thereby, to make any other provisions in regard to matters or questions arising thereunder which the Company and the Rights Agent may deem necessary or desirable, including but not limited to extending the Final Expiration Date. The Company may at any time prior to such time as any Person becomes an Acquiring Person amend the Rights Agreement to lower the thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%.

          A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A.
 A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

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